Exhibit 99.1

Abitibi-Consolidated Engages

Soliciting Dealer Group for its Special Meeting of Shareholders

MONTRÉAL, QUÉBEC, July 18, 2007 – Abitibi-Consolidated Inc. (NYSE: ABY; TSX: A) announced today that it has amended its engagement letter with CIBC World Markets Inc. to provide that CIBC World Markets will also act as soliciting dealer in connection with the upcoming special meeting of Abitibi-Consolidated shareholders. CIBC World Markets has undertaken to form and manage a soliciting dealer group comprised of members of the Investment Dealer Association of Canada to solicit proxies from Canadian retail shareholders for the approval of the proposed combination with Bowater Incorporated (NYSE: BOW; TSX: BWX).

The members of the soliciting dealer group will be paid a fee of $0.03 per Abitibi-Consolidated common share owned by Canadian retail shareholders for each proxy voted in favour of the proposed combination with Bowater that is solicited by a member of the soliciting dealer group. A minimum fee of $85.00 and a maximum fee of $1,500.00 will be paid in respect of any one holder of a minimum of 1,500 shares. Fees will only be payable for Abitibi-Consolidated common shares voted in favour of the proposed combination with Bowater after July 17, 2007 and if the combination is completed.

As previously announced, the special meeting of Abitibi-Consolidated shareholders will be held at the Windsor, Salon Windsor, 1170 Peel Street, Montréal, Québec, at 10:00 a.m., Eastern Time on July 26, 2007.

The combined company, which will be called AbitibiBowater Inc., will be the 3rd largest publicly traded paper and forest products company in North America and the 8th largest in the world. AbitibiBowater will own or operate 32 pulp and paper facilities and 35 wood product facilities located mainly in Eastern Canada and the Southeastern U.S. It will also be among the world's largest recyclers of newspapers and magazines.

About Abitibi-Consolidated Inc.

Abitibi-Consolidated is a global leader in newsprint and commercial printing papers as well as a major producer of wood products, serving clients in some 70 countries from its 45 operating facilities. Abitibi-Consolidated is among the largest recyclers of newspapers and magazines in North America, diverting annually approximately 1.7 million tonnes of waste paper from landfills.

Contacts:
Investors: Francesco Alessi (514) 394-2341 falessi@abitibiconsolidated.com	Media: Denis Leclerc (514) 394-3601 denis_leclerc@abitibiconsolidated.com